UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Green Mountain Coffee Roasters, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

393122106
(CUSIP Number)

Luigi Lavazza S.p.A.
Corso Novara, 59
10154 Torino, Italy
Fax: +39-011-239-8635
Attention: Simona Musso, General Counsel

With a copy to:

William A. Groll, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Preamble

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by Luigi Lavazza S.p.A. (“Lavazza”), Alberto Lavazza S.a.p.A. and Emilio Lavazza S.a.p.A. (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on October 8, 2010 (the “Schedule 13D”), relating to shares of common stock, $0.10 par value per share (“Common Stock”), of Green Mountain Coffee Roasters, Inc. (the “Issuer”).  Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

Item 4.	Purpose of Transaction

On January 28, 2011, Lavazza entered into a Development and Distribution Agreement with the Issuer and Keurig, Incorporated, a wholly owned subsidiary of the Issuer, relating to the development, manufacture and distribution of Lavazza products in the United States (a “Distribution Agreement”).  Accordingly, the Restricted Period relating to dispositions of shares of Common Stock, as previously described in the Schedule 13D, will not terminate earlier than September 28, 2011.  Similarly, one of the conditions to Lavazza’s right, at any time after September 28, 2011, to request that the size of the board of directors of the Issuer be expanded by one to allow Lavazza to propose a nominee to the board of directors of the Issuer in lieu of its non-voting observer has thus been satisfied.  This right of Lavazza under the SPA remains subject to additional conditions and limitations as previously described in the Schedule 13D.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2011

LUIGI LAVAZZA S.P.A.

By:   /s/ Gaetano Mele
Title:  Chief Executive Officer

ALBERTO LAVAZZA S.A.P.A.

By:   /s/ Alberto Lavazza
Title:  Personally Responsible Partner

EMILIO LAVAZZA S.A.P.A.

By:   /s/ Giuseppe Lavazza
Title:  Personally Responsible Partner